CARING PRODUCTS INTERNATIONAL, INC.

                              7025 E. First Avenue
                                     Suite 5
                            Scottsdale, Arizona 85251

                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER
--------------------------------------------------------------------------------


                  APPROXIMATE DATE OF MAILING:  APRIL 30, 2001

Dear  Shareholder:

     This notification is furnished by the Board of Directors (the "Board") of Caring Products International, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board of Directors pursuant to an arrangement in connection with an acquisition of securities of the Company.


                                CHANGE IN CONTROL

     On March 30, 2001, the Company consummated a private placement of 9,000,000 shares of its common stock, $0.01 par value (the "Common Stock"), to Raymond A. Bills (the "Transaction"), a previously unaffiliated accredited investor. Mr.
Bills paid the Company $250,000.00 in consideration for the issuance. After giving effect to the Transaction and the 3,056,363 previously issued and outstanding shares of Common Stock, Mr. Bills is the beneficial owner of approximately 74.6% of the Company's Common Stock and now has the ability to exercise absolute control over the Company's affairs.


                 CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

     In connection with the Transaction, Anthony Cetrone, Mick Fleming, Herbert Sohn, and Paul Stanton, four of the five Directors of the Company, resigned and Mr. Bills and Mr. Ian W. Rice were elected Directors subject to compliance with Rule 14f-1 of the Exchange Act, each to serve until his successor is elected and qualified.

     This information will be mailed to shareholders on or about April 30, 2001 to holders of record of Common Stock of the Company as of the close of business on March 31, 2001. On that date, the Company had outstanding 12,056,343 shares of Common Stock.


              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

                              INFORMATION STATEMENT

                               EXECUTIVE OFFICERS

     The executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of the Board.

                               YEAR BECAME AN
NAME                  AGE     EXECUTIVE OFFICER          POSITIONS
----                  ---     -----------------          ---------
Susan A. Schreter      39            1993                President

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and director-designee (collectively, the "Directors") and officer of the Company and
(ii) all Directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission (the "Commission"), including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. Other than as set forth in the table, to the Company's knowledge, there are no beneficial owners of 5% or more of the Common Stock.

                                                   NUMBER OF     PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER             SHARES  OWNED    OWNED
-----------------------------------------------  -------------  --------

Susan A. Schreter, President and a Director
P.O. Box 9288, Seattle, WA 98109                    496,394(1)      4.1%

Ian W. Rice, Director-designee
163/169 Brompton Road, London SW3 1PY, England              0        --

Raymond A. Bills, Director-designee
38 Spur Circle, Scottsdale, AZ 85251                9,000,000      74.6%

All Executive Officers and Directors
as a Group (3 persons). . . . . . . . . . . . .     9,496,394      78.7%

_____________________
(1) Includes 327,500 shares which Ms. Schreter has the right to acquire within 60 days.

     On March 30, 2001, the Company consummated a private placement of 9,000,000 shares of its Common Stock with Raymond A. Bills, a previously unaffiliated accredited investor pursuant to Rule 506 of Regulation D of the Securities Act of 1933. Mr. Bills paid the Company $250,000.00 in consideration for the shares from his personal funds. After giving effect to the Transaction and the 3,056,363 previously issued and outstanding shares of Common Stock, Mr. Bills is the beneficial owner of approximately 74.6% of the Company's Common Stock and now has the ability to exercise absolute control over the Company's affairs.

     In connection with the Transaction, Anthony Cetrone, Mick Fleming, Herbert Sohn, and Paul Stanton (four of the Company's five Directors) resigned, and Mr. Bills and Ian W. Rice were elected Directors of the Company subject to compliance with Rule 14f-1 of the Securities and Exchange Act of 1934. Rule 14f-1 provides that Mr. Bills and Mr. Rice will become Directors ten (10) days after the filing of this Statement with the Commission and its delivery to the Company's shareholders, and each will serve until their successors are elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new Directors in connection with the Transaction.

             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

     (a) There are no material proceedings known to the Company to which any Director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

     (b) The following brief biographies contain information about the Company's Directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between the Directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

     RAYMOND A. BILLS, 56. Mr. Bills was employed by Dictaphone Corporation from 1969 until his retirement in 1996. He held various sales and sales management positions, serving as Major Account Manager/Hospital Specialist in the Phoenix District from 1983 until 1996. In connection with the Transaction, Mr. Bills was elected a Director of the Company subject to compliance with Rule 14f-1 of the Exchange Act which provides that he will become a Director ten (10) days after the filing of this Statement with the Commission and its delivery to the Company's shareholders, and will serve until his successor is elected and qualified.

     IAN  W.  RICE,  61.          Mr. Rice has been Chairman and Chief Executive
Officer of Ikon Ventures, Inc., a "blank check" company whose shares are traded on the OTC Bulletin Board, since June 1997, and its President since March 2001. Mr. Rice has been a director of Jaguar Investments, Inc., a "blank check" company whose shares are traded on the OTC Bulletin Board, since December 2000, and the President and Chief Executive Officer of that company since January 2001. From June 1999 to December 1999, Mr. Rice was President and a director, and from September 1999 to December 2000, Chairman, of Wall Street Strategies Corporation, a provider of financial services whose shares are traded on the OTC Bulletin Board. From January 1994 until October 1996, Mr. Rice was Chairman and a director of Asia Media Communications, Ltd. (n/k/a MyWeb Inc.com), then a holding company based in Switzerland whose shares are traded on the OTC Bulletin Board. From November 1985, until the present, Mr. Rice has been employed as a consultant to Sigma Limited S.A., a private investment firm based in Switzerland.

     In connection with the Transaction, Mr. Rice was elected a Director of the Company subject to compliance with Rule 14f-1 of the Exchange Act which provides that he will become a Director ten (10) days after the filing of this Statement with the Commission and its delivery to the Company's shareholders, and will serve until his successor is elected and qualified.

     SUSAN A. SCHRETER, 39. Ms. Schreter co-founded the Company in December 1992 and has served as its President and a director since inception, and was also the Chief Operating Officer from 1992 through 1999. From July 1985 to December 1992, she was founder and President of Beta International Inc., New York, New York, a firm providing consulting services to growing companies, private business investors and buy-out funds in the areas of acquisition due diligence, cash flow planning, strategic business planning and capital investment.

     No employee of the Company receives any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but are entitled to receive a fee of $2,000 for each meeting attended, and may participate in the Company's stock option plans. The Board of Directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management Directors in attending meetings of the Board of Directors and committees thereof.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and Directors, and persons who own more than ten percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended March 31, 2001 and for the period April 1, 2001 through April 23, 2001, the Company believes that all reports have been filed in a timely manner.

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

     In connection with the Transaction, Ms. Schreter was reimbursed approximately $62,500 for previously incurred travel and out-of-pocket expenses in connection with her services to the Company during the period January 1, 2000 to March 30, 2001. No other transactions have occurred since the beginning of the Company's last fiscal year (April 1, 2000) or are proposed with respect to which a Director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

                           INDEBTEDNESS OF MANAGEMENT

     There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year (April 1, 2000) by any Director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

     There  are  three  standing committees of the Company's Board of Directors:
Executive  Committee,  Compensation  Committee,  and  Audit  Committee

     The Executive Committee, which can consist of up to three members, has been delegated the authority to exercise all powers and authority of the Board of Directors in the management of the business and affairs of the Company, including the right to authorize (i) the purchase of stock; (ii) adopt an agreement of merger or consolidation; (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Company's properties or assets; (iv) recommend to the stockholders a dissolution of the Company or a revocation of dissolution; (v) amend the by-laws; or (vi) authorize the declaration of a dividend. The Executive committee meets at such times as it deems appropriate. The membership of the Executive Committee is currently vacant.

     The Compensation Committee has been established to review and make recommendations to the Board regarding the compensation to be paid by the Company and its subsidiaries to their executive officers, key employees and consultants, including, without limitation, the grant of incentive awards under the Company's incentive program. (See "Stock Option Plans.") The Compensation Committee consists solely of independent directors and meets at such times as it deems appropriate. The membership of the Compensation Committee is currently vacant.

     The Audit Committee has been established to review and monitor the general policies and practices of the Company and its subsidiaries with regard to accounting, financial reporting, internal auditing and financial controls and to serve as a channel of communication between the Board of Directors and the Company's independent certified accountants. At least a majority of the Audit Committee's membership, which is currently vacant, consists of independent directors. The Audit Committee meets at such times as it deems appropriate.

     Since April 1, 2000 (the beginning of the Company's last fiscal year), the Board of Directors held no meetings and took action by unanimous written consent on one occasion. In connection with the Transaction, Anthony Cetrone, Mick Fleming, Herbert Sohn, and Paul Stanton, four of the five Directors of the Company, resigned and Mr. Bills and Mr. Rice were elected Directors of the Company subject to compliance with Rule 14f-1 of the Exchange Act, each to serve until his successor is elected and qualified.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE. The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the three years ended March 31, 1999, 2000 and 2001 of the Company's President and acting chief executive officer (the "Named Executive Officer"). No other executive officer of the Company received salary and bonuses of $100,000 or more in the fiscal year ended March 31, 2001.

                          SUMMARY COMPENSATION TABLE(1)

                                 ANNUAL          LONG-TERM  COMPENSATION
                                                 -----------------------
                              COMPENSATION       RESTRICTED     SECURITIES
                              ------------
                                                    STOCK     OPTIONS/SAR'S
NAME/PRINCIPAL POSITION        YEAR     ( $)       AWARD($)      (  #  )
-----------------------------  ----  -----------  ----------  --------------

Susan A. Schreter, President
and Director                   2001  $   66,000
                               2000  $175,000(2)
                               1999  $  125,000   $25,850(3)      215,000(4)

___________________
(1) Columns in the Summary Compensation Table that were not relevant to the compensation paid to the Named Executive Officer were omitted.
(2)  Includes one time payment of $75,000 to end three year employment contract.
(3) Compensation expense booked for 130,000 shares issued June 30, 1999 under the 1999 Restricted Stock Plan.
(4) Includes shares canceled and subsequently reissued in May 1998 at an exercise price of $1.875.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS. In December 1993, the Company entered into a three-year employment agreement with Ms. Schreter, the Company's President and acting chief executive officer. This agreement was subsequently amended as of March 1996 to provide, among other things, for an additional three-year term. Upon a change in control, as defined in the agreement, Ms. Schreter would have been entitled to receive, in addition to other compensation and benefits due, her then-effective base salary for a period of three years from the date of termination, plus all benefits, other than the bonus and stock options (or the value thereof), to which she would have been entitled had she continued her employment. This payment amount, in the event of change-in-control would have entitled Ms. Schreter to a lump sum payment exceeding $375,000. In September 1999, Ms. Schreter agreed to a revised contract which, among other provisions, provided for a one-time payment of $75,000. Pursuant to the terms of the agreement, Ms. Schreter was not entitled to receive a payment based on her three year pro forma salary from the date of termination in the event of a change of control, as defined in the contract.

     Pursuant to the terms of the Transaction, $100,000 of the proceeds was used by the Company to pay Ms. Schreter approximately $32,500 for accrued but unpaid salary and approximately $67,500 in accrued but unpaid out-of-pocket expenses. In exchange for such payments, Ms. Schreter agreed that her employment agreement with the Company was deemed terminated and of no further force and effect and she would not be entitled to receive any further salary, reimbursement for expenses or severance under the employment agreement or otherwise except as may be authorized by the new board (i.e., Messrs. Bills and Rice, and Ms. Schreter).

OPTION GRANTS IN LAST FISCAL YEAR. No stock options were granted to the Named Executive Officer, or any employees, directors or consultants during the fiscal years ended March 31, 2000 and 2001. All options granted to employees, directors and consultants in prior years had vested prior to the change-in-control.

FISCAL YEAR END OPTIONS/OPTION VALUES TABLE. The following table sets forth information regarding exercises of stock options during the fiscal year ended March 31, 2001, by the Named Executive Officer and the year-end values of exercised and unexercised options:

        AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR ENDED MARCH 31, 2001
                       AND FISCAL YEAR-END OPTION/SAR VALUE

                                                                      VALUE OF
                                                                     UNEXERCISED
                                                   NUMBER OF        IN-THE-MONEY
                                                  UNEXERCISED        OPTIONS AT
                                               OPTIONS AT FISCAL     FISCAL YEAR
                        SHARES       VALUE          YEAR END           END (#)
                     ACQUIRED ON    REALIZED     #EXERCISABLE/      EXERCISABLE/
NAME                 EXERCISE (#)     ($)        UNEXERCISABLE      UNEXERCISABLE
                     ------------  ----------  ------------------  ---------------
Susan  A.  Schreter             0  $        0  327,500(1)(2)/0(3)  $    0(1)/$0(3)

___________________
(1)    Exercisable  options.
(2) Includes (a) options to purchase 112,500 shares of Common Stock awarded on August 27, 1997 (the "1997 Options") at an exercise price of $5, and (b) 215,000 shares previously issued to Ms. Schreter, canceled and reissued on May 5, 1998 (the "1998 Options") at an exercise price of $1.875. The 1997 Options were issued under an amendment to the 1996 Stock Option Plan (adopted by the Board of Directors and subsequently approved by the stockholders) and terminate August 27, 2002, or, if sooner, three months after termination of Ms. Schreter as an employee of the Company for any reason and, if her employment is terminated for cause, immediately. The 1997 Options are subject to the terms and conditions of the 1996 Stock Option Plan. See "Stock Option Plans." The 1998 Options expire on May 3, 2003.
(3)    Unexercisable  options.

STOCK OPTION PLANS. The Company's 1993 Incentive Program (the "1993 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in November 1993. The Company's 1996 Incentive Program (the "1996 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in November 1996. Pursuant to the terms of the 1996 Stock Option Plan, no further awards will be made under the 1993
Stock Option Plan. (The 1993 Stock Option Plan and the 1996 Stock Option Plan are collectively referred to as the "Stock Option Plans.") The Stock Option Plans were adopted to provide a means by which selected officers, employees, directors and consultants to the Company could be given an opportunity to purchase stock in the Company.

     Under the 1993 Stock Option Plan, 87,167 were initially reserved for issuance. The 1993 Stock Option Plan provided for an increase of 10% of any increase in the number of shares issued and outstanding over the number of shares outstanding on December 20, 1993, the date the 1993 Stock Option Plan was adopted. No further awards will be made under the 1993 Stock Option Plan.

     Under the 1996 Stock Option Plan, the aggregate number of shares of Common Stock that may be issued or transferred is 208,333 (the "Base Amount"), plus (i) any shares of Common Stock forfeited under the Stock Option Plans after the Board's adoption of the 1996 Stock Option Plan; plus (ii) the number of shares of Common Stock repurchased by the Company in the open market and otherwise with an aggregate price no greater than the cash proceeds received by the Company from the sale of shares under the Stock Option Plans; plus (iii) any shares of Common Stock surrendered to the Company in payment of the exercise price of options issued under the Stock Option Plans; provided that the aggregate number of shares available for grants at any given time will be reduced by the aggregate of all shares previously issued or transferred pursuant to the Stock Option Plans plus the aggregate of all shares which may become subject to issuance or transfer under then-outstanding and then-currently exercisable grants under the Stock Option Plans; and provided, further, that no award may be issued that would bring the total of all outstanding awards under the 1996 Stock Option Plan to more than 25% (the "Maximum Percentage") of the total number of the shares of Common Stock at the time outstanding. The maximum number of shares for which options may be granted under the 1996 Stock Option Plan to any employee during any calendar year is 41,667 (the "Annual Amount").

     On August 27, 1997, the Board of Directors adopted, and the shareholders subsequently approved, an amendment to the 1996 Stock Option Plan (the
"Amendment"), pursuant to which the Base Amount was increased from 208,333 shares to 625,000 shares, the Annual Amount was increased from 41,667 shares to 150,000 shares and the Maximum Percentage was increased from 25% to 35%.

     No stock options were granted in the fiscal years ended March 31, 2000 or 2001. During the fiscal year ended March 31, 1999, 490,500 stock options were retired and 20,000 shares were issued to a consultant to the Company at an exercise price of $1.875. In addition, a total of 552,000 stock options under the Stock Option Plans were canceled and reissued at a price of $1.875. These options expire on May 3, 2003.

     The Stock Option Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights in tandem with stock options or freestanding, restricted stock grants and restored grants (collectively, "Grants") as approved by the Board of Directors or a committee thereof (the "Committee"). Incentive stock options granted under the Stock
Option Plans are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Non-qualified stock options granted under the Stock Option Plans are intended not to qualify as incentive stock options under the Code.

     Eligible participants under the Stock Option Plans include executive, professional or administrative employees, directors, executive officers, consultants or advisors of the Company and its direct or indirect subsidiaries, all of whom are collectively referred to as "Grantees." Incentive stock options may be granted under the Stock Option Plans only to selected employees (including officers) of the Company and its affiliates. All Grantees may be awarded Grants other than incentive stock options.

     The maximum term of incentive stock options under the Stock Option Plans is 10 years, except that in certain cases, as discussed below, the maximum term is five years. The exercise price of incentive stock options under the Stock Option Plans may not be less than the fair market value of the Common Stock subject to the option on the date of the option grant and, in some cases, as discussed below, may not be less than 110% of such fair market value. The exercise price of non-qualified options under the Stock Option Plans is determined by the Board, which has agreed not to grant non-qualified options that have an exercise price less than 85% of the fair market value of the Common Stock subject to the option on the date of the option grant.

     No incentive stock option may be granted under the Stock Option Plans to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of option does not exceed five years from the date of grant. For incentive stock options granted under the Stock Option Plans, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which such options are exercisable for the first time by any Grantee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000.

     Grants under the 1993 Stock Option Plan terminate within such period determined by the Board up to ninety (90) days after the grantee ceases to be employed by the Company or any affiliate of the Company, unless (i) termination of employment is due to such person's permanent and total disability (as defined in the Code), in which case the Grant may be exercised at any time within twelve months of such termination; (ii) the grantee dies while employed by the Company or any affiliate of the Company, in which case the Grant may be exercised (to the extent the option was exercisable at the time of the grantee's death) within such period determined by the Board between six and twelve months of the grantee's death by the person or persons to whom the rights to such option passed by will or by the laws of descent and distribution; or (iii) the Grant by its terms specifically provides otherwise. Grants under the 1996 Stock Option Plan may be exercised only while the Grantee is in the employment or consultancy of the Company, except that the Board or Committee may provide for partial or complete exceptions to this requirement. The Stock Option Plans terminate on the tenth anniversary of their respective effective dates unless terminated earlier by the Board or extended by the Board.

RESTRICTED STOCK PLAN. In January 1999, the Company adopted the 1999 Restricted Stock Plan (the "Restricted Plan") to motivate certain key employees for the achievement of the Company's strategic objectives. As part of the Restricted Plan, a total of 275,000 shares of common stock were authorized for distribution to key employees. Shares of Restricted Stock vest within two (2) years from the date of award, or earlier if there is a change-in-control and the Company requests the assistance of the key employee for a specified period of time. A total of 275,000 shares were issued as part of the Restricted Plan in 1999 and the right to such shares vested in 2001. On June 30, 1999, Ms. Schreter was awarded a total of 130,000 shares under the Restricted Plan.

                                     CARING  PRODUCTS  INTERNATIONAL,  INC.


                                           Susan  A.  Schreter
                                           President


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